Exhibit 99.1

Yintech Reports First Quarter 2019 Unaudited Financial Results

Revenues Rose 69.2% Year-over-Year to RMB454.3 million

Net Commissions and Fees from Securities Services Increased 172.3% Year-over-Year

Company Returned to Profitability with Non-GAAP Net Income of RMB85.6million

SHANGHAI, May 31, 2019 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced its unaudited financial results for the first quarter of 2019.

First Quarter 2019 Financial Highlights

	For the quarter ended
In RMB million, except otherwise specified	March 31, 2018	December 31, 2018	March 31, 2019	Q1’19 vs. Q1’18	Q1’19 vs. Q4’18
Revenues	268.5	295.2	454.3	69.2%	53.9%
Net commissions and fees	242.6	273.4	246.5	1.6%	(9.8%)
Net commissions and fees from securities services	45.1	120.9	122.8	172.3%	1.6%
Net income/(loss) attributable to Yintech	(50.3)	(727.7)	69.2	237.6%	109.5%
Earnings/(loss) per ADS - diluted (RMB)	(0.71)	(10.39)	0.92

Non-GAAP data (Refer to “Reconciliation of GAAP to Non-GAAP Results”)
Non-GAAP net income/(loss) attributable to Yintech	(29.1)	(106.8)	85.6	394.2%	180.1%
Non-GAAP earnings/(loss) per ADS - diluted (RMB)	(0.41)	(1.52)	1.14

“It was an excellent quarter both from capital market and company perspectives. The equity markets garnered momentum during the quarter, with China A shares rising over 30%, delivering its highest increase in the past three years, and the S&P 500 posting its best first quarter since 1998. Investors’ engagement in our securities services was enthusiastic under this bullish market. Benefiting from the market rally and our ability to capitalize on the market opportunities our asset management team delivered outstanding gains and contributed significantly to the financial results. Both factors drove our record revenues of RMB 454.3 million, up 69% year-over-year and 54% sequentially and strong profitability as well for the first time since we transited to a comprehensive financial service provider beginning in the second half of 2017. The strength of these results more than offset the slight decline in commodity trading revenues,” said Mr. Wenbin Chen, Chairman and CEO of Yintech.

“In the first quarter, our asset management business not only delivered outstanding results to both topline and bottom-line growth, but also received industry recognitions thanks to its remarkable performance. In total, we have received 13 high rankings in competitions for the first quarter. For the first two months of 2019 our asset management company ranked No.5 of the ‘Top 10 Equity-Oriented Private Equity Companies’ among over 10,000 peers in China and the ranking was further lifted to No.3 for the first three month period. Our convertible securities funds also delivered outstanding performance, one of which was rated No.6 in February and remained Top 10 in the first quarter out of 1,500 competitors. On average our equity funds and convertible bond products largely outperformed SCI 300 index and other major comparable indexes. We see this recognition as an affirmation of our emphasis on professionalism, value, service, and trust as we attract and support a growing share of China investable wealth. We believe our investment insights and skills will continue to contribute to our financial performance as well as business growth in the mid-to-long run.”

“Under the mission of leveraging our expertise, technology, and people to bring greater ease, knowledge, fun and accessibility to investment and trading to investors, we remain steadfast in our ‘Client First’ approach to diligently seeking to offer accessible value-add products and services that provide investors with greater choices and values. Our Fintech innovation lab rounded out our value-add services continuum in the first quarter with the completion of ‘Intelligent Investor’- compelling stock screening software, focusing on finding undervalued stock against its intrinsic value. Additionally, our advanced technology efforts, such as ‘Stock Profiling’, a 360 degree stock analysis application targeting A share, Hong Kong and US stocks, are gaining traction with clients and we will continue to expand the ways in which our clients can interact with us online, bringing more enjoyment and ultimately more gains to clients and the company.”

“At the same time, we’re expected to see benefits of our successful acquisition of Type 2 and Type 5 regulatory licenses from the Hong Kong Securities and Futures Commission, which permitted Forthright Securities to deal in futures and advise on futures contracts. In securing these licenses, our clients can trade multiple asset classes including securities and futures trading and continue to rely on our leading technology and trading expertise combined with specialist in-depth insight into the securities and futures industry, which is an important component of our value proposition.”

First Quarter 2019 Financial Results

Revenues for the quarter were RMB454.3 million (US$67.7 million), compared with RMB268.5 million for the same quarter last year and RMB295.2 million for the previous quarter. The year-over-year and sequential increases were mainly attributable to increase in net commissions and fees from securities services as well as trading gains generated from our asset management business.

Net commissions and fees for the quarter were RMB246.5 million (US$36.7 million), representing an increase of 1.6% year-over-year and a decrease of 9.8% sequentially. The year-over-year increase was primarily due to the increase in securities services partially offset by the decrease in commodities services. The sequential decrease was mainly resulted from lower trading volume of commodities from the previous quarter.

Net commissions and fees from commodities services for the quarter were RMB123.7 million (US$18.4 million), a decrease of 18.9% from the previous quarter, primarily as a result of decrease in customer trading volume for futures commodities.

Customer trading volume for commodities (representing customer trading volume of spot and futures commodities) was RMB315.3 billion (US$47.0 billion) during the quarter, a decrease of 36.9% year-over-year and 23.8% from the previous quarter primarily due to low volatility of gold in the first quarter.

Effective fee rate for commodities (representing net commissions and fees from commodities services as a percentage of customer trading volume for commodities) for the quarter was 0.039%, compared with 0.040% in the same quarter last year and 0.037% in the previous quarter.

Net commissions and fees from securities services for the quarter were RMB122.8 million (US$18.3 million), an increase of 172.3% year-over-year and 1.6% from the previous quarter, primarily due to growth of overseas brokerage services in more favorable market conditions relative to the previous quarter. The robust growth demonstrates the effectiveness of the Company’s strategy to expand its securities business and its ability to execute.

Expenses for the quarter were RMB306.4million (US$45.7 million), a decrease of 0.9% from RMB309.1 million in the same quarter last year and a decrease of 70.6% from RMB1,041.2 million in the previous quarter. The sequential decrease was mainly attributable to a non-cash impairment charges of RMB639.0 million recognized in the fourth quarter of 2018.

Net income for the quarter was RMB75.1 million (US$11.2 million), compared with net loss of RMB63.1 million in the same quarter last year and net loss of RMB732.2 million in the previous quarter.

Net income attributable to Yintech for the quarter was RMB69.2 million (US$10.3 million), compared with net loss of RMB50.3 million in the same quarter last year and net loss of RMB727.7 million in the previous quarter.

Diluted earnings per ADS for the quarter was RMB0.92 (US$0.14), compared with diluted loss per ADS of RMB0.71 in the same quarter last year and diluted loss per ADS of RMB10.39 in the previous quarter.

Non-GAAP net income attributable to Yintech for the quarter was RMB85.6 million (US$12.8 million), compared with net loss of RMB29.1 million in the same quarter last year and net loss of RMB106.8 million in the previous quarter.

Non-GAAP diluted earnings per ADS for the quarter was RMB1.14 (US$0.17), compared with non-GAAP diluted loss per ADS of RMB0.41 in the same quarter last year and non-GAAP diluted loss per ADS of RMB1.52 in the previous quarter.

As of March 31, 2019, the Company had RMB1,753.2 million (US$261.2 million) in cash and short term investments, compared with RMB1,736.9 million as of December 31, 2018.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2019 Second Quarter Guidance

•                  Revenues from commissions, interest income and other revenues will be within the range of RMB250 million to RMB270 million.

•                  Revenues from trading loss will be in the range of (RMB70 million) to (RMB100 million).

Share Repurchase Program

On May 29, 2018, the Company announced a share repurchase program whereby Yintech is authorized to repurchase up to US$30 million of its issued and outstanding ADSs during the following 12-month period. As of March 31, 2019, the Company had purchased an aggregate of 938,410 ADSs.

On May 30, 2019, Yintech’s board of directors approved a share repurchase program (“2019-2020 Share Repurchase Program”), effective on June 2, 2019, which authorizes the Company to repurchase up to US$20 million worth of its issued and outstanding American Depositary Shares over the course of 12 months. Yintech’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. All repurchased shares will be cancelled.

The share repurchase program will be funded with Yintech’s available cash balance. As of March 31, 2019, Yintech had cash and short term investments of approximately RMB1,753.2 million (US$261.2 million).

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered as a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as impairment and amortization of intangible assets and/or goodwill in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain amounts denominated in Renminbi into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.7112 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on March 29, 2019. No representation is intended to imply that these amounts denominated in Renminbi could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. U.S. Eastern Time on Friday, May 31, 2019 (8:00 p.m. Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, June 7, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in:	1 412 317 0088
U.S. Toll Free:	1 877 344 7529
Passcode:	10131860

A live and archived webcast will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2018. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
Customer trading volume (in RMB billion)[1]
Commodities services	499.5	413.8	315.3
Securities services	—	3.0	45.3
Total	499.5	416.8	360.6
Net commissions and fees (in RMB million)
Commodities services[2]	197.5	152.5	123.7
Securities services[3]	45.1	120.9	122.8
Total	242.6	273.4	246.5
Effective fee rate[4]	0.040%	0.037%	0.039%
Active accounts[5]	31,460	20,977	22,091
Tradable accounts[6]	118,382	126,539	134,793

Note

[1] Represents customer trading volume of spot and futures commodities as well as overseas securities, including RMB413.8 billion in trading volume of spot and futures commodities in the Fourth quarter of 2018 and RMB315.3 billion in the First Quarter of 2019.

[2] Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

[3] Represents net commissions and fees earned by providing securities advisory services, securities information platform services, overseas securities trading services and asset management services to customers.

[4] Represents net commissions and fees from commodities services as a percentage of customer trading volume.

[5] Refers to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

[6] Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the Three Months Ended
	March 31,	December 31,	March 31,
	2018	2018	2019
Revenue
Commission	242,572	273,379	246,490
Trading gains and (losses)	11,679	(9,698)	187,090
Interest income	705	8,540	7,583
Other revenues	13,512	22,956	13,171
	268,468	295,177	454,334
Expenses
Commission expense	—	(2,012)	(67)
Employee compensation and benefits	(194,310)	(228,896)	(185,279)
Advertising and promotion expenses	(40,605)	(89,008)	(64,039)
Information technology and communications	(5,279)	(6,705)	(6,430)
Occupancy and Equipment Expenses	(27,102)	(32,669)	(25,399)
Taxes and surcharges	(1,321)	(1,781)	(1,158)
Intangible asset amortization	(14,771)	(13,706)	(6,995)
Impairment of goodwill and intangible asset	—	(639,000)	—
Other expenses	(25,753)	(27,414)	(17,012)
	(309,141)	(1,041,191)	(306,379)

Profit/(loss) before income taxes	(40,673)	(746,014)	147,955
Income tax (expenses)/benefit	(22,419)	13,776	(72,872)
Net income/(loss)	(63,092)	(732,238)	75,083
Less: Net income/(loss) attributable to noncontrolling interests	(12,826)	(4,586)	5,868
Net income/(loss) attributable to Yintech	(50,266)	(727,652)	69,215
Other comprehensive income/(loss)	(4,726)	(5,933)	(13,183)
Comprehensive income/(loss) attributable to Yintech	(54,992)	(733,585)	56,032

Earnings/(loss) per ADS[7](RMB)
Basic	(0.71)	(10.39)	0.95
Diluted	(0.71)	(10.39)	0.92

Weighted average number of shares (‘000)
Basic	1,417,709	1,400,712	1,454,486
Diluted	1,452,745	1,452,281	1,505,934

Number of shares outstanding at the end of the period (‘000)	1,411,022	1,428,942	1,428,667

Note

[7]Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	December 31, 2018	March 31, 2019
Assets
Cash	257,789	226,174
Entrusted bank balances held on behalf of customers	73,226	46,040
Short term investments	1,479,109	1,527,054
Deposits with clearing organizations	34,215	15,519
Amount due from related parties	25,000	25,000
Equipment and leasehold improvements	24,316	21,685
Deferred tax assets	31,239	12,303
Goodwill	637,147	637,128
Intangible assets	330,247	323,301
Accounts receivable	180,230	152,416
Operating lease right-of-use assets	—	86,078
Other assets	155,648	299,183
Equity method investments	24,730	24,726
Total assets	3,252,896	3,396,607
Liabilities and shareholders’ equity
Amount due to related parties	—	7,899
Deferred tax liabilities	79,618	114,275
Income tax payable	95,415	102,223
Accounts payable	119,469	64,297
Accrued employee benefits	189,042	161,808
Operating lease liabilities	—	81,690
Other liabilities	144,392	161,029
Total liabilities	627,936	693,221
Equity attributable to Yintech’s shareholder	2,517,229	2,589,787
Equity attributable to non-controlling interests	107,731	113,599
Total shareholders’ equity	2,624,960	2,703,386
Total liabilities and shareholders’ equity	3,252,896	3,396,607

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended
	March 31, 2018	December 31, 2018	March 31, 2019
Net income/(loss) attributable to Yintech	(50,266)	(727,652)	69,215
Add: Share-based compensation	10,897	5,065	11,668
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	10,303	4,737
Add: impairment of goodwill and intangible assets in relation to the acquisition of Gold Master, net of tax effect	—	605,500	—
Non-GAAP net income/(loss) attributable to Yintech	(29,066)	(106,784)	85,620
Non-GAAP earnings/(loss) per ADS[7] (RMB)
Basic	(0.41)	(1.52)	1.18
Diluted	(0.41)	(1.52)	1.14

Note

[7] Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn